Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration Number 333-255557

July 26, 2022

BROOKFIELD REAL ESTATE INCOME TRUST INC.

On July 20, 2022, Brookfield Real Estate Income Trust Inc. (which we refer to herein as “our company” and, together with our company’s subsidiaries, “we,” “our,” and “us”) became aware of an article published by Barron’s Penta, a financial news publication, containing statements regarding our company made by Zachary Vaughan, our Chief Executive Officer. The full text of the article is set forth below.

Barron’s Penta is not affiliated with our company and neither our company nor any of our affiliates has made any payment or given any consideration in connection with the article or any other publication by Barron’s Penta. The article was not prepared by us and should not be considered offering material in connection with our continuous public offering of common stock. With the exception of the quotations in the article attributed directly to Mr. Vaughan, the article represents the author’s opinion, which is not endorsed or adopted by us.

Clarifications and Corrections

We believe that the following information contained in the article is appropriate to clarify or correct:

1.	Brookfield Place, as shown in the picture on page 1 of the article, is not owned by our company.

2.

The article incorrectly states the name of our company as “Brookfield Oaktree Wealth Solutions” and “Brookfield Real Estate Investment Trust,” both of which should be corrected to “Brookfield Real Estate Income Trust Inc.”

3.

The article states, “[w]ealthy investors who want to access high-quality real estate but are looking for a long term, income-producing investment – not a riskier private equity style play – are turning to non-traded REITs.” This statement, and any other statement in this article related to our shares of common stock as an income-producing asset, should be qualified by the fact that there are numerous risks associated with investing in our common stock, and that there is no guarantee that an investment in our shares will produce income. Additionally, we make no representation that an investment in “private equity” would be “riskier” than an investment in our shares.

4.

The article states that we “[offer] investors the ability to redeem shares monthly”. As described in our prospectus, the share repurchase plan contains limitations on the amount of funds we may use for repurchases during any calendar month and quarter; under certain circumstances, the share repurchase plan may be suspended; and shares that have not been outstanding for at least one year may be subject to an early repurchase deduction.

5.

The article states that we are “backed by the company that has developed such properties…” To clarify, we are sponsored by Brookfield Asset Management Inc. (together with its affiliates, “Brookfield”).

6.

The article states that we “launched in January” 2022. To clarify, our initial public offering began on April 30, 2018. Initially, we were externally managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P. Brookfield acquired a 61.2% stake in Oaktree Capital Group, LLC on September 30, 2019. On November 2, 2021, we consummated a series of related transactions and actions that we refer to collectively as the “Adviser Transition” and our current public offering began on the same date. Since the Adviser Transition, we have been externally managed by Brookfield REIT Adviser LLC (the “Adviser”), an affiliate of Brookfield.

7.

The article states that “[t]hrough June 30, the fund’s institutional class shares posted a total return of 13.5% with an annualized distribution rate of 5.18%.” This statement relates to our Class I shares and should be qualified because additional share classes outstanding carry different fees, selling commissions, dealer manager fees and distribution rates, as further disclosed in our prospectus. Additionally, past performance is historical and not a guarantee of future results; total return is a non-GAAP measure and assumes reinvestment of distributions pursuant to our distribution reinvestment plan; annualized distribution rate relies on NAV, also a non-GAAP measure, the calculation of which involves significant professional judgment; and we are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended.

8.

The article includes the following statement attributed to Mr. Vaughan: “[the] fee structure, governance, and alignment of interests is better than what we have in private funds.” As disclosed in our prospectus, we pay the Adviser, the dealer manager and their respective affiliates various fees and expense reimbursements in connection with their performing services for us. The Adviser and its affiliates and our officers and directors will experience various conflicts of interests in connection with the management of our business. We make no representation that an investment in our company necessarily provides a “better” fee structure, governance, or alignment of interests than in “private funds.” Additional information, including risk factors, regarding our fee structure, governance, and conflicts of interest can be found in our prospectus.

9.

The article states that we are “overseen…by federal and state regulators.” To clarify, neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of the securities being sold in connection with our public offering, as disclosed in our prospectus. We do not represent that we are “overseen” by federal or state regulators.

10.

The article states that the minimum investment in our share classes is “in the range of $10,000 or more.” As detailed in our prospectus, the minimum investment for Class T, Class S, or Class D shares is $2,500 and the minimum investment in Class I shares (unless waived) is $1,000,000. Additional information regarding our subscription procedures and suitability standards can be found in our prospectus.

11.

The article states that the proportion of our gross assets consisting of real estate-related debt is “likely to grow quickly to 15% and beyond”. As disclosed in our prospectus, the use of forecasts by us, our affiliates and all participants in our public offering is prohibited. Due to various risks and uncertainties, including those described in our prospectus, actual events or results or our actual performance may differ materially from this statement. The inclusion of this statement should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

12.	To clarify, when the article states “because of its history as a real estate developer”, the article is referring to Brookfield.

13.

The article states that “[v]alues for [certain types of] properties will suffer”. As disclosed in our prospectus, the use of forecasts by us, our affiliates and all participants in our offering is prohibited, and no representation or warranty is made as to forward-looking statements.

Full Text of Barron’s Penta Article Published on July 19, 2022

Brookfield Oaktree Wealth Solutions’s real estate investment trust offers exposure to high-quality commercial real estate by a company with a history of owning, operating, and developing properties, such as Brookfield Place in lower Manhattan.

INVEST

Future Returns: Brookfield REIT Hedges Inflation With Floating-Rate Debt

By Abby Schultz July 19, 2022 11:31 am ET

Brookfield Oaktree Wealth Solution’s real estate investment trust offers exposure to high-quality commercial real estate by a company with a history of owning, operating, and developing properties, such as Brookfield Place in lower Manhattan. Getty Images

Wealthy investors who want access to high-quality real estate but are looking for a long-term, income-producing investment—not a riskier private-equity style play—are turning to non-traded REITs.

A relatively new entrant to this sector—although definitely not new to commercial real estate—is Brookfield Real Estate Investment Trust, a public fund that doesn’t trade on an exchange, but offers investors the ability to redeem shares monthly.

The fund is backed by the company that has developed such properties as Manhattan West on New York City’s Ninth Avenue and the mixed-use properties known as Brookfield Place that can be found in lower Manhattan, Toronto, and in Perth and Sydney, Australia, in addition to properties it owns and operates.

“We started out as owners, operators, and developers of these assets and then became an asset manager,” says Zachary Vaughan, CEO of Brookfield REIT. “It gives us a different angle. Our philosophy has always been that we want to own assets we can run ourselves.”

Brookfield REIT, launched in January, is also managed with alternative investing expertise from Oaktree Capital Management. Brookfield Asset Management bought 61% of Oaktree in September 2019, later creating Brookfield Oaktree Wealth Solutions as a vehicle for distributing products through private wealth channels. The REIT was the first of these.

In particular, Oaktree offers expertise in real estate debt, which has allowed Brookfield REIT to buy floating-rate credits as a buffer to inflation. Because the interest rates paid by creditors on this debt floats in tandem with Treasuries, “as rates go up, our cash flows move up as well,” Vaughan says, “It’s a great hedge against inflation versus owning commercial property, which is a flat income stream with no rent growth.”

Examples of these credit investments include “a piece of debt” secured by the Boca Raton Resort and Club in Boca Raton, Fla., owned by Michael Dell’s MSD Partners, and parts of mortgages on “select service hotel portfolios around the U.S.,” says Vaughan, who also oversees Brookfield open-ended real estate activities across the globe.

Through June 30, the fund’s institutional class shares posted a total return of 13.5% with an annualized distribution rate of 5.18%, according to the firm’s website.

Penta recently spoke with Vaughan about the attributes of non-traded REITs, and Brookfield’s approach to the sector.

A Public Vehicle for High-End Property

Wealthy individuals and families typically invest in top-end commercial real estate by buying property directly or co-investing with a group of investors.

Owning public REITs is another option for real estate exposure, but the performance of these vehicles correlates more with publicly traded stocks, Vaughan says. Consider that the MSCI U.S. REIT index fell 20.32% through June 30 this year compared with a 20.58% drop in the S&P 500 index.

Non-traded REITs have existed historically, but Vaughan says they often offered limited ability for investors to regularly redeem shares and they didn’t provide transparency to investors concerning the properties they owned and their value.

The landscape for these funds has changed within the past five or six years. Today, non-traded REITs tend to provide a “substantial income,” Vaughan says. They also give investors the chance to own high-quality real estate in a vehicle that is “almost identical if not better in terms of governance and transparency than you would get as a large institution who is looking for long-term real estate.”

Until recently, these products were mostly available to large institutional investors, such as pension funds, insurers, endowments, and large family offices. Today they are also available to a wide range of individuals, but Vaughan argues with a fee structure, governance, and alignment of interests that is “better than what we have in private institutional funds.”

At Brookfield, that’s because the REIT is overseen by an independent board, in addition to federal and state regulators.

Investors get access to Brookfield REIT through several private wealth managers with minimum investment requirements in the range of $10,000 or more, but that can vary depending on the share class and the dealer.

Boosting the Inflation Buffer

Recently Brookfield REIT, which has a little more than US$2 billion in gross assets, has been boosting its allocation to real estate credit to counter inflation. Vaughan says the fund can be responsive to economic challenges because of its relatively small size compared with funds that are US$20 billion or more.

Real estate credit comprises about 6% of the fund’s gross assets today, which Vaughan says is likely to grow quickly to 15% and beyond.

Because the average remaining term on these loans is less than three years, the fund can pivot and reinvest the loan proceeds in real estate equity should market conditions turn around.

Favoring Apartments Over Warehouses

Today is still a good time to invest in real estate, but selectively, Vaughan says. “This isn’t a time you can buy any real asset and hope that the yields keep going down, and that multiples paying on income go up.”

Because of its history as a real estate developer and operator, the fund can build its portfolio property-by-property, giving it better insight into how each asset is likely to perform. That’s in contrast to funds that will buy a portfolio of assets, which are often sold at a premium today, according to Vaughan. “I can curate my own portfolio,” he says.

The fund’s real estate investments currently are largely in properties that provide a stable source of income. Mostly that means multi-family apartments (often luxury properties) and high-end commercial real estate, such as Dreamworks Animation Studios in Glendale, Calif. and Principal Place, a 664,000 square-foot office building in East London housing Amazon ’s largest European corporate office in a long-term lease.

The fund also taps Brookfield’s single-family rental company for access to single- family homes in 20 fast-growing cities in the U.S., including Nashville, Tennessee; Indianapolis; Greenville and Charleston, South Carolina; and Cincinnati, according to a recent property report.

The type of assets Vaughan is avoiding in this market are those that don’t have “pricing power,” such as many warehouses with long-term leases. Values for these properties will suffer given the amount of warehouse distribution space that’s been built and the 545 million square feet that was still under construction in the first quarter this year, according to data from commercial real estate firm CBRE.

In addition to more than ample supply and slowing demand, warehouse tenants typically have “flat income streams,” and sign longer leases that allow for minimal annual increases. That makes for a challenging investment when rates are rising, Vaughan says. “The math hasn’t made sense to us,” he says. “There’s a lot being built and the prices people are paying don’t add up to us.”

Brookfield Real Estate Income Trust Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Brookfield Real Estate Income Trust Inc. has filed with the SEC for more complete information about Brookfield Real Estate Income Trust Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Brookfield Real Estate Income Trust Inc., the dealer manager for the offering or any broker-dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 777-8001.